Exhibit 99.3

NICE Again Named Market Leader for Speech Analytics by Analyst Firm DMG

NICE holds the largest market share in this sector and also ranks No. 1 in overall vendor satisfaction and innovation according to the DMG report

Ra’anana, Israel, July 8, 2015 – NICE Systems (NASDAQ: NICE) has once again been named the leading speech analytics vendor by DMG Consulting LLC. NICE continues to hold the greatest market share for this sector (34.5% as of March 2015), with an increase from the previous year, according to DMG’s recently released 2015-2016 Speech and Text Analytics Product Market report. This comes on the heels of DMG’s 2015 Contact Center Workforce Optimization (WFO) Market Share Report, in which NICE was recognized as the market share leader in Contact Center WFO.

In the current report, NICE achieved a perfect score and top ranking for overall vendor satisfaction. It also received perfect scores for five different dimensions of customer satisfaction: implementation, training, professional services, innovation, and responsiveness to product enhancement requests.

“Speech and text analytics are valuable on a stand-alone basis, but when combined with other applications, their contributions become even greater,” said Donna Fluss, President of DMG Consulting LLC. “Speech and text analytics functionality will be an essential component of many of the analytical solutions and frameworks that are emerging, and will power the contact center of the future.”

Miki Migdal, President of the NICE Enterprise Product Group, said: “Our ongoing leadership in the speech analytics market is a testament to the strength of our solutions in helping companies uncover valuable, yet hidden, insights from customer interactions and transform these into business results. Combined with our predictive and real-time capabilities, NICE Interaction Analytics can be used to connect customer data across channels and touch points in order to visualize the entire customer journey, drive the next best action, and create perfect customer experiences.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.